Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

VIA EDGAR

April 7, 2025

Aaron Brodsky, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (the “Registrant”)
	File Nos.:	033-70742 and 811-08090
	Series:	LVIP Invesco Select Equity Income Managed Volatility Fund Standard Class (the “Fund”)

Dear Mr. Brodsky:

This letter responds to your comments, provided via phone on April 3, 2025, to the Registrant’s preliminary proxy statement filing on March 26, 2025, pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”).

The following are your comments and the Registrant’s responses.

1)	Please clearly mark all preliminary proxy materials as such.

Response: The Registrant acknowledges this comment and will mark the contents of future preliminary filings as “preliminary” or “draft” in addition to noting that the contents of the filing are part of a “Preliminary Proxy Statement” on the cover sheet to Form 14A.

2)	Please note whether any director intends to oppose the proposal.

Response: The Registrant has updated the “Background” section of the Proxy Statement to state, “No member of the Trust’s Board opposed the approval of the Plan of Liquidation.”

3)	Given that this liquidation involves affiliated funds, confirm supplementally that the Registrant is complying with the conditions of the Northwestern Life line of no-action relief.

Response: The Registrant confirms.

4)	Please briefly describe the “managed volatility strategy” mentioned under the heading entitled “COMPARISON OF INVESTMENT OBJECTIVES, INVESTMENT STRATEGIES, AND PRINCIPAL RISKS.”

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Response: The Registrant has updated its disclosure to state, “The Fund’s managed volatility strategy consists of selling (short) positions in exchange-traded equity futures contracts to manage overall portfolio volatility and seeks to reduce the impact on the Fund’s portfolio of significant market downturns during periods of high volatility.”

5)	Please remove the reference to the iShares Moderate Allocation Fund in the table of beneficial ownership.

Response: The requested revision has been made.

6)	Please disclose whether any director, director nominee, or named executive officer beneficially owned shares in the Fund.

Response: The Registrant has updated this disclosure to state that, “To the knowledge of the Trust, as of the Record Date, no current Trustee or executive officer of the Trust owned any separate account units attributable to the Liquidating Class.”

7)

Disclose, if appropriate, that if a beneficial owner does not provide voting instructions to the broker, then the broker is not permitted to give a proxy for such owner’s shares and such shares will not count as present for quorum purposes or for purposes of section 2a42 of the 1940 Act.

Response: The Registrant has concluded that the suggested disclosure is not appropriate, because shares of the Fund are not held by brokers, but rather are exclusively held as underlying investments in the separate accounts of certain variable annuity contracts and variable life insurance policies. Insurers serving as the depositors of variable annuity and life insurance separate accounts, the assets of which are invested in shares of mutual funds, are the record owners of those shares and are generally required to vote those shares in accordance with instructions of variable annuity and life contract owners whose assets are allocated to those funds1. Lincoln Life and Lincoln New York will “echo” vote (i) shares owned by Lincoln Life and Lincoln New York; and (ii) the Liquidating Class’s shares held by the Accounts for which no timely instructions are received, in proportion to the voting instructions which are received with respect to the Liquidating Class even if not all Contract Owners provide voting instructions.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

Enclosures

1 Securities and Exchange Commission Division of Investment Management, Guidance Update No. 2014-10 (October 2014) (citing Investment Company Act Release No. 15651, Section B.4 (Mar. 30, 1987)).

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

cc:	Ronald A. Holinsky, Esq.
Christian Pfeiffer, Esq.
Stacey Angel
Teriana Griggs

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